UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

15870P109

(CUSIP Number)

c/o Champions Oncology, Inc. One University Plaza, Suite 307 Hackensack, NJ 07601 (201) 808-8400 Attn: Joel Ackerman	with a copy to: Epstein Becker & Green, P.C. 250 Park Avenue New York, NY 10177 (212) 351-3788 Attn: Adam D. So, Esq.

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15870P109
1. Names of Reporting Persons. Joel Ackerman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 11,043,102 (see Item 3 for a full description of reported securities.)
8. Shared Voting Power 0
9. Sole Dispositive Power 11,043,102 (see Item 3 for a full description of reported securities.)
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,043,102 (see Item 3 for a full description of reported securities.)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.9%*
14. Type of Reporting Person (See Instructions) IN

* The percentage of shares beneficially owned as set forth in this row 13 is based on the 104,026,506 shares of common stock of the Issuer outstanding as of March 23, 2015, as disclosed to the Reporting Person by the Issuer on such date.

STATEMENTS ON SCHEDULE 13D/A

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the Common Stock of the Issuer (the “Common Stock”). The address of the principal executive offices of the Issuer is One University Plaza, Suite 307, Hackensack, New Jersey 07601.

Item 2. Identity and Background.

(a), (b) and (c): This statement is being filed by Joel Ackerman, who is sometimes referred to herein as the “Reporting Person.” Mr. Ackerman is the Chief Executive Officer and a director of the Issuer. His business address is that of the Issuer’s stated above.

(d) and (e): During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On October 25, 2010, the Issuer granted the Reporting Person options to purchase an aggregate of 5,000,000 shares of Common Stock (the “2010 Options”) pursuant to its equity incentive plan for no consideration. The 2010 Options may be exercised at a price of $0.875 per share and vest over 36 monthly periods, and thus have fully vested. On March 16, 2015 the Issuer and the Reporting Person agreed to exchange the 2010 Options with new options (the “2010 Exchange Options”), fully vested upon grant and with the same termination date as the 2010 Options, with an exercise price of $0.41 per share and for an aggregate of 4,381,917 shares.

On March 24, 2011, the Issuer, the Reporting Person and certain other parties entered into a Securities Purchase Agreement (the “2011 Securities Purchase Agreement”), pursuant to which the Reporting Person purchased 333,333 shares of Common Stock (the “2011 Shares”) on April 4, 2011 at a purchase price of $0.75 per share, for an aggregate purchase price of $250,000, with personal funds.

On January 28, 2013, the Issuer, the Reporting Person and certain other parties entered into a Securities Purchase Agreement (the “2013 Securities Purchase Agreement”), pursuant to which the Reporting Person purchased 500,000 shares of Common Stock (the “2013 Shares”) on January 28, 2013 at a purchase price of $0.50 per share, for an aggregate purchase price of $250,000, with personal funds. The Reporting Person also received a warrant (the “2013 Warrant”) that can be exercised to purchase an additional 50,000 shares of Common Stock at a price of $0.66 per share at the discretion of the Reporting Person. On March 13, 2015, the Issuer and the Reporting Person amended the 2013 Warrant to eliminate antidilution rights for future financings, extend the term by one year, reduce the exercise price to $0.40 per share and increase the number of shares of Common Stock issuable upon exercise thereof to an aggregate of 82,500 shares.

On January 28, 2013, the Issuer issued the Reporting Person 28,315 shares of common stock (the “2013 Antidilution Shares”) pursuant to certain antidilution rights in the 2011 Securities Purchase Agreement without consideration.

On November 5, 2013, the Issuer issued the Reporting Person an option to purchase an aggregate of 1,500,000 shares of Common Stock (the “2013 Service Option”) pursuant to its equity incentive plan for no consideration. The 2013 Service Option may be exercised at a price of $1.25 per share and vest over a three-year period, on a quarterly basis, with the first vesting to occur on February 5, 2014. On March 16, 2015, the Issuer and the Reporting Person agreed to exchange the 2013 Service Option with a new option (the “2013 Service Exchange Option”), with the same vesting schedule and with the same termination date as the 2013 Service Option, with an exercise price of $0.41 per share and for an aggregate of 1,347,977 shares. The 2013 Service Exchange Option has vested or will vest within 60 days of March 23, 2015 with respect to 673,986 shares.

On November 5, 2013, the Issuer issued the Reporting Person an option to purchase an aggregate of 1,500,000 shares of Common Stock (the “2013 Performance Option”) pursuant to its equity incentive plan for no consideration. The 2013 Performance Option may be exercised at a price of $1.25 per share and vests upon completion of certain performance standards. On March 16, 2015, the Issuer and the Reporting Person agreed to exchange the 2013 Performance Option with a new option (the “2013 Performance Exchange Option”), with the same vesting schedule and with the same termination date as the 2013 Performance Option, with an exercise price of $0.41 per share and for an aggregate of 1,347,977 shares. The 2015 Performance Exchange Option has not vested and will not vest within 60 days of March 23, 2015 with respect to any shares.

On November 5, 2013, the Issuer issued the Reporting Person an option to purchase an aggregate of 215,000 shares of Common Stock (the “2013 Annual Compensation Option”) pursuant to its equity incentive plan for no consideration. The 2013 Annual Compensation Option may be exercised at a price of $1.25 per share and vest over a one year period, on a quarterly basis, with the first vesting to occur on February 5, 2014. On March 16, 2015, the Issuer and the Reporting Person agreed to exchange the 2013 Annual Compensation Option with a new option (the “2013 Annual Compensation Exchange Option”), fully vested on grant and with the same termination date as the 2013 Service Option, with an exercise price of $0.41 per share and for an aggregate of 193,210 shares.

On March 11, 2015, the Issuer, the Reporting Person and certain other parties entered into a Securities Purchase Agreement (the “2015 Securities Purchase Agreement”), pursuant to which, on March 13, 2015, the Reporting Person purchased 2,710,526 units, each unit comprised of one share of Common Stock and a warrant to purchase 0.55 shares of common stock at an exercise price of $0.48 per share, at a purchase price of $0.40 per unit. The Reporting Person paid an aggregate purchase price of $1,030,000 by converting a convertible promissory note plus accrued interest thereon into the units at a 5% discount to the $0.40 per unit purchase price. Pursuant to the purchase of the units, the Reporting Person acquired an aggregate of 2,710,526 shares of Common Stock (the “2015 Shares”) and a warrant to purchase an additional 1,490,789 shares of Common Stock (the “2015 Warrant”).

On March 13, 2015, the Issuer issued the Reporting Person 70,826 shares of Common Stock (the “2015 Antidilution Shares”) pursuant to certain antidilution rights in the 2011 Securities Purchase Agreement (as defined below) without consideration due to the issuance of the units pursuant to the 2015 Securities Purchase Agreement.

On March 16, 2015, the Issuer issued the Reporting Person an option to purchase an aggregate of 1,155,400 shares of Common Stock (the “2015 Annual Compensation Option”) pursuant to its equity incentive plan for no consideration. The 2015 Annual Compensation Option may be exercised at a price of $0.41 per share and vest over a one year period, on a quarterly basis, with the first vesting to occur on grant and the next vesting to occur on May 5, 2015. The 2015 Annual Compensation Option has vested or will vest within 60 days of March 23, 2015 with respect to 577,700 shares.

Item 4. Purpose of Transaction.

The Reporting Person acquired the 2010 Exchange Options, the 2011 Shares, the 2013 Shares, the 2013 Warrant, the 2013 Antidilution Shares, the 2013 Service Exchange Option, the 2013 Performance Exchange Option, the 2013 Annual Compensation Exchange Option, the 2015 Shares, the 2015 Warrant, the 2015 Antidilution Shares and the 2015 Annual Compensation Option for investment purposes.

Under the terms of the 2011 Securities Purchase Agreement, the 2013 Securities Purchase Agreement and the 2015 Securities Purchase Agreement, the Reporting Person has the right to require the Issuer to repurchase the shares purchased by the Reporting Person, for cash at the price of $0.75 per share (in the case of the 2011 Shares), $0.50 per share (in the case of the 2013 Shares) or $0.40 (in the case of the 2015 Shares) upon a change of control or the sale or exclusive license of substantially all of the Issuer’s assets (the “Put Options”), subject to certain limitations. The Put Options will terminate upon the occurrence of certain events set forth in the 2011 Securities Purchase Agreement, the 2013 Securities Purchase Agreement and the 2015 Securities Purchase Agreement. The Reporting Person also has participation rights with respect to the Issuer’s future financings, subject to certain limitations.

The Reporting Person expects to evaluate the Issuer and review his holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Person’s and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Person and the Issuer, market conditions and other factors that the Reporting Person may deem relevant to the investment decision, the Reporting Person may take such actions in the future as his deems appropriate in light of the circumstances and conditions existing from time to time, including increasing his stake in the Issuer in accordance with the participation provisions of the 2015 Securities Purchase Agreement.  Depending on these same factors, the Reporting Person may determine to sell all or a portion of the Common Stock that he now owns or hereafter may acquire in accordance with the disposition provision of the 2011 Securities Purchase Agreement, the 2013 Securities Purchase Agreement, and the 2015 Securities Purchase Agreement, including pursuant to a registered offering.

Other than as described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)       As of March 23, 2015, the Reporting Person owned beneficially 11,043,102 shares of Common Stock, representing approximately 9.9%, on an as-exercised basis, of the shares of Common Stock outstanding. This total includes (i) 4,381,917 shares issuable upon the exercise of the 2010 Exchange Options, which have vested, (ii) 82,500 shares issuable upon exercise of the 2013 Warrant, (iii) 673,986 shares issuable upon the exercise of the 2013 Service Exchange Option that have vested or will vest within 60 days of March 23, 2015, (iv) no shares issuable upon exercise of the 2013 Performance Exchange Option; (v) 193,210 shares issuable upon exercise of the 2013 Annual Compensation Exchange Option, which has vested, (vi) 1,490,789 shares of Common Stock issuable upon exercise of the 2015 Warrant and (vii) 577,700 shares issuable upon exercise of the 2015 Annual Compensation Option which have vested or will vest within 60 days of March 23, 2015. The ownership percentage has been calculated based on a total of 104,026,506 shares of Common Stock outstanding as of March 23, 2015, as disclosed to the Reporting Person by the Issuer, plus the aggregate of 7,400,102 shares of Common Stock issuable upon exercise of the 2010 Exchange Options, the 2013 Warrant, the 2013 Service Exchange Option, the 2013 Performance Exchange Option, the 2013 Annual Compensation Exchange Option, the 2015 Warrant and the 2015 Annual Compensation Option that have vested or will vest with 60 days of March 23, 2015.

(b)       As of March 23, 2015, the Reporting Person had sole voting and dispositive power with respect to all shares of common stock owned beneficially by the Reporting Person.

(c)       Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Person that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Pursuant to the 2015 Securities Purchase Agreement, the Reporting Person purchased the 2015 Shares and the 2015 Warrant. In addition, the Issuer, the Reporting Person and certain of the other parties to the 2011 Securities Purchase Agreement and the 2013 Securities Purchase Agreement entered into an Amended and Restated Registration Rights Agreement (the “2015 Amended and Restated Registration Rights Agreement”) dated as of March 13, 2015, pursuant to which they amended and restated the Amended and Restated Registration Rights Agreement dated January 28, 2013, and the Reporting Person obtained certain registration rights with respect to the 2015 Shares and the shares of common stock issuable upon exercise of the 2015 Warrant.

The foregoing descriptions are hereby qualified in their entirety by the 2015 Securities Purchase Agreement, the 2015 Amended and Restated Registration Rights Agreement, the 2015 Warrant, the 2011 Amended and Restated Securities Purchase Agreement, the 2013 Amended and Restated Securities Purchase Agreement, and Amendment No. 1 to the 2013 Warrant, copies of which are attached to this Statement as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 respectively, and which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Securities Purchase Agreement by and among the Issuer, the Reporting Person and certain other investors dated as of March 11, 2015. [Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 12, 2015.]

Exhibit 99.2	Amended and Restated Registration Rights Agreement by and among the Issuer, the Reporting Person and certain other investors dated as of March 13, 2015. [Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 16, 2015.]

Exhibit 99.3	Form of Warrant between the Issuer and the Reporting Person dated March 13, 2015. [Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated March 16, 2015.]

Exhibit 99.4	Amended and Restated 2011 Securities Purchase Agreement by and among the Issuer, the Reporting Person and certain other investors dated as of March 13, 2015. [Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K dated March 16, 2015.]

Exhibit 99.5	Amended and Restated 2013 Securities Purchase Agreement by and among the Issuer, the Reporting Person and certain other investors dated as of March 13, 2015. [Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K dated March 16, 2015.]

Exhibit 99.6	Amendment No. to the 2013 Warrants by and among the Issuer, the Reporting Person and certain other investors dated as of March 13, 2015. [Incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K dated March 16, 2015.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2015
(Date)

/s/ Joel Ackerman
(Signature)

Joel Ackerman
(Name)